UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at June 26, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
President and CEO

Date: July 7, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO PURCHASES $100 MILLION IN MINING AND MILLING EQUIPMENT

June 26, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") is pleased to announce that it has finalized negotiations for the purchase of the key mining and milling equipment required for the Phase III expansion at its 100% owned Gibraltar copper-molybdenum mine.

The Company has entered into binding agreements to purchase two Bucyrus 495 mining shovels, a Bucyrus 49R production drill, four 240 ton Terex haulage trucks and a 28-foot semi autogeneous grinding ("SAG") mill, which is of sufficient size to process an additional 30,000 tons of Gibraltar ore per day.

The mining equipment is scheduled to be delivered and operational as follows: The trucks in late 2008, one shovel and drill in the spring of 2009, and the second shovel in late 2009. The SAG mill and motors will arrive at the Gibraltar site in May of 2010 for commissioning by August 2010.

Russell Hallbauer, President and CEO of Taseko stated, "We are very pleased to have completed these transactions. Bucyrus committed to an early delivery schedule for the shovels and drill, which will allow us to properly sequence mine development prior to the commissioning of the additional concentrator capacity in 2010. Delivery times for both mining and milling equipment continues to be a problem for many mine developers and this is having a dramatic affect on project time lines and completion dates. With these purchases, we have eliminated any such delays. Since the Phase III expansion requires a relatively small SAG mill, delivery time has been reduced to 20 months from the industry average of 40 months.

The expedited delivery schedule will ensure Gibraltar's production capacity will be increased to 85,000 tons per day by the fourth quarter of 2010, allowing us to capitalize on forecasted high copper prices."

Mr. Hallbauer continued, "A key component to the Phase III expansion is a $20 million upgrade to the molybdenum circuit, which is expected to be operational by the summer of 2009. With the upgraded molybdenum circuit, significantly better performance will be achieved, with average molybdenum production increasing to 3.5 million pounds annually."

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX Exchange nor the American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.